

September 27, 2016

Mail Stop 4720

<u>Via Email</u>
Marcus Schenck
Chief Financial Officer
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main, Germany

     Re: **Deutsche Bank Aktiengesellschaft**
             Form 20-F for Fiscal Year Ended December 31, 2015
             Filed March 11, 2016
             File No. 001-15242

Dear Mr. Schenck:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Risk Factors, page 13</u>

<u>Our regulatory capital ratios and our funds available for distribution…, page 22</u>

1. We note your disclosure on page 22 that you are "not required to adhere to the interests of the holders of instruments (you) have issued that qualify for inclusion in our regulatory capital, such as (y)our Additional Tier 1 capital instruments." Please tell us whether Deutsche Bank AG can convert any of the notes at its option. If it can cause a conversion, please tell us whether there are specific capital or operational metrics which would give rise to the right to convert, and identify the metrics.

<u>Guilty pleas by or convictions of us or our affiliates in criminal proceedings…, page 35</u>

2. We note your disclosure that as a result of guilty pleas that you may no longer qualify as a Qualified Professional Asset Manager or QPAM. We also note that your original application for an exemption was denied by the U.S. Department of Labor, and that a temporary exemption was granted through October 25. In order to assist us in understanding the potential impact of the loss of QPAM status, please tell us the number of clients that would be impacted if you are not able to extend the exemption. Please also tell us the total amount of assets under management and fees that these clients represent, including as a percentage of your total wealth management business.

<u>Annual Report 2015</u>

<u>Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio, page 125</u>

<u>Regulatory Capital, page 125</u>

3. We note your disclosure that for certain categories of your assets where grandfathered equity investments are risk-weighted at 100%, your CRR/CRD 4 fully loaded methodology assumes that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions. Please address the following items:

   • Tell us and enhance your future disclosure to quantify the amount and/or percentage of grandfathered equity investments that are assumed to be sold or otherwise disposed of in mitigation activities within your fully loaded CRR/CRD 4 disclosures.

   • To the extent possible, tell us and enhance your future disclosure to quantify the impact of the sale of the underlying assets or other mitigating measures on your fully loaded CRR/CRD 4 disclosure metrics.

   • Tell us how you considered whether it would be more appropriate for the label of these metrics to reflect that they are adjusted to include mitigation.

   • Tell us how you considered providing a fully loaded metric without the impact of such mitigation actions in order to provide a more balanced disclosure.

   • Tell us and revise your future filings to disclose the extent to which you believe the mitigation actions are solely within your control and how you considered the possibility that an illiquid market for such assets or similar difficulties could make the mitigating actions unfeasible prior to the expiration of the grandfathering provisions.

Forborne Loans, page 160

4. We note your presentation of forborne loan balances on page 161 that was introduced in 2014 consistent with the new European Banking Authority definition of forbearance. Given the provisions within that definition for loans to be removed from forborne status in a number of ways, revise your future filings to more clearly disclose the situations where loans can be removed from that status and to include a roll-forward of forborne loan activity such that investors may see the separate amounts of forborne loans added, charged-off, paid-off, and removed for other reasons.

Consolidated Financial Statements, page 244

Note 14 – Financial Instruments carried at Fair Value, page 293

5. We note your disclosure that during the third quarter of 2015 the valuation estimate of the sensitivity analysis of unobservable parameters was enhanced to better reflect the valuation of uncertainty within the Level 3 financial instruments by implementing a more advanced technique. Please respond to the following:

    •   Tell us and enhance your future disclosure to more clearly describe what the more advanced technique represents and how it differs from the previous technique.

    •   Tell us and revise your future disclosure to quantify the impact on the valuation of Level 3 financial instruments driven by differences between the new enhanced estimation technique and the previous estimation technique.

Note 25 – Goodwill and Other Intangible Assets, page 322

6. We note your disclosure identifying the impairment of goodwill and other intangible assets as a significant accounting policy involving critical accounting estimates. We also note the impairment of goodwill and intangible assets of €285 million recognized in the second quarter of 2016 related to businesses reclassified from the Deutsche Asset Management segment to the Global Markets segment, following the impairment charge of €4,933 million in 2015. Please tell us and disclose in future filings the amounts or percentages by which the recoverable amount exceeded the carrying amount for each of your cash-generating units.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Richard Walker, General Counsel
    Peter Burrill, Group Controller
    Mathias Otto, Deputy General Counsel Germany, Central and Eastern Europe
    Joseph Kopec, MD and Associate General Counsel